April 5, 2007

Mr. David R. Humphrey

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C.  20549

RE:          Brinker International, Inc.

Form 10-K for the year ended June 28, 2006

Filed August 23, 2006

File No. 001-10275

Dear Mr. Humphrey:

The purpose of this letter is to provide the detailed response of Brinker International, Inc. to the comments set forth in your letter dated March 21, 2007.  For your convenience, your comments have been reproduced in their entirety followed by our responses.  In providing our response to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended June 28, 2006

1.  We note your response to our prior comment 1.  Please tell us the long-term average gross margins for each brand.

Response:

The following table presents our gross margins by brand for the most recent fiscal years as well as the long-term average over those years.  These figures are derived from Revenue and Cost of Sales information that is reported internally to the Chief Operating Decision Maker for purposes of allocating resources and assessing performance of the operating segments and do not necessarily correspond to amounts that are reported in external financial statements after adjustments are made for consolidated reporting purposes.

April 5, 2007
Mr. David R. Humphrey

Year	Chili’s	Macaroni Grill	On The Border	Maggiano’s

Fiscal 2007 2Q YTD	73.3%	72.8%	75.2%	72.1%
Fiscal 2006	72.3%	73.2%	75.6%	71.7%
Fiscal 2005	72.0%	72.6%	74.4%	71.3%
Fiscal 2004	73.0%	73.3%	74.5%	71.4%
Average	72.6%	73.0%	74.9%	71.6%

The margin difference between the four operating segments for in any one fiscal year as well as the cumulative average is within 5%, which supports the conclusion of similar economic characteristics.

2.  We note your response to our prior comment 2.  Please provide us with a detailed overview of your proposed disclosure.

Response:

We have reviewed our filings for opportunities to provide investors with a better understanding of how management views the business.  While our management team views Brinker as a portfolio of restaurant companies rather than four individual brands, we understand that there are certain areas where we can provide investors with additional information that will enable them to see the company through the eyes of management.  In the MD&A section of future filings, we will provide further discussion in several areas.  Beginning with the Overview, we will include expanded disclosure surrounding operational highlights by brand from the most recent reporting period as well as insight into our current strategies and long-term plans for the business.  Our discussion of Revenues will include a table showing comparable restaurant sales by brand for the reportable periods and a narrative discussion of the significant factors that impact those comparable restaurant sales.  We will also include a table showing the net changes in the number of company-owned restaurants by brand for the reportable periods and a discussion of those changes in capacity as well as other performance metrics when such information will allow investors to gain insight into fluctuations in our revenues by brand.

As mentioned above, management of our company views and manages our restaurants as one portfolio and, therefore, has designed centralized processes and functions around the items that comprise Cost of Sales, Restaurant Expenses and Depreciation and Amortization in order to obtain scale and efficiencies regardless of the brand or restaurant we operate.  In our filings, we highlight major changes in Cost of Sales, Restaurant Expenses and Depreciation and Amortization that drive changes in our consolidated financial statements.  These major changes have included sales of restaurants to a franchisee, sales of real estate, new unit construction, remodeling, changes in utilities and vacation costs, repair and maintenance costs, labor costs, property and payroll taxes and commodity prices, and other items.  Historically, the significant changes in these items have been similar across all of our brands.  In future filings, we will continue to discuss key cost drivers and will identify the specific brands that are causing the changes in Cost of Sales, Restaurant Expenses and Depreciation and Amortization when there is diversity across the brands.

When we do incur Restructuring Charges and Other Impairments, we have historically included the brands that are impacted and the factors that led to such events and will continue to provide such details surrounding these events in the future.

April 5, 2007
Mr. David R. Humphrey

If you have any additional questions, feel free to contact me at 972-770-9406.

Sincerely,

/s/ Charles M. Sonsteby
Charles M. Sonsteby
Executive Vice President and Chief
Financial Officer